SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )
WESTERN SIZZLIN CORPORATION
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
959542101
(CUSIP Number)

Sardar Biglari The Lion Fund, L.P. 9311 San Pedro Avenue, Suite 1440 San Antonio, TX 78216 Telephone: 210-344-3400	Shawn Sedaghat 9701 Wilshire Blvd. #1110, Beverly Hills, CA 90201 Telephone: 310-205-9038	Jonathan Dash 183 Rodeo Drive, Beverly Hills, CA 90212 Telephone: 310-502-6364	Titus W. Greene 2109 Windermere Lane Shelby, NC 28150 Telephone: 704-481-8800

(Names, Addresses and Telephone Numbers of Persons Authorized to
Receive Notices and Communications)
Copy to:
Charles R. Monroe, Jr., Esq.
Hunton & Williams LLP
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280
March 6, 2006
(Date of Event Which Requires Filing of This Statement)
If any filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box [   ].
Page 1 of 15 Pages

CUSIP No.	959542101	Page	2	of	15

1	NAMES OF REPORTING PERSONS: The Lion Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,894,310

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,894,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,894,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	959542101	Page	3	of	15

1	NAMES OF REPORTING PERSONS: Biglari Capital Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,894,310

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,894,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,894,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	959542101	Page	4	of	15

1	NAMES OF REPORTING PERSONS: Sardar Biglari

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,894,310

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		1,894,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,904,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	959542101	Page	5	of	15

1	NAMES OF REPORTING PERSONS: Shawn Sedaghat

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,699,214

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,699,214

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,699,214

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	959542101	Page	6	of	15

1	NAMES OF REPORTING PERSONS: Jonathan Dash

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		574,503*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		574,503*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

574,503*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN,IA
*Of these 574,503 shares, 540,003 shares (the “Client Shares”) are owned of record by, or held in street name on behalf of, clients for which Mr. Dash serves as an investment advisor. Mr. Dash has sole voting and dispositive power over the Client Shares.

CUSIP No.	959542101	Page	7	of	15

1	NAMES OF REPORTING PERSONS: Titus W. Greene

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		976,500*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		976,500*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

976,500*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*Of these 976,500 shares, 381,000 shares are held in the name of Titus Greene & Co. Ltd. Partnership (the “Partnership”), of which Mr. Greene is the sole General Partner. Mr. Greene has sole voting and dispositive power over the shares held by the Partnership.

     This Statement on Schedule 13D is being jointly filed by (A)(i) Lion Fund, L.P., a Delaware limited partnership, (the “Lion Fund”), (ii) Biglari Capital Corp., a Texas corporation (“BCC”), and (iii) Sardar Biglari, a United States citizen (“Mr. Biglari;” collectively with the Lion Fund and BCC, the “Biglari Affiliates”), (B) (i) Shawn Sedaghat, a United States citizen (“Mr. Sedaghat”) and (ii) Jonathan Dash, a United States citizen (“Mr. Dash”) and (C) Titus W. Greene, a United States citizen (“Mr. Greene;” collectively with the Biglari Affiliates, Mr. Sedaghat and Mr. Dash, the “Reporting Persons”) to report the beneficial ownership of shares of common stock, $.01 par value per share (the “Common Stock”), of Western Sizzlin Corporation, a Delaware corporation (the “Issuer”) and serves as an amendment to the Schedule 13D previously filed by the Biglari Affiliates on December 12, 2005, the Schedule 13D previously filed by Messrs. Sedaghat and Dash on January 27, 2006 and the Schedule 13D previously filed by Mr. Greene on September 30, 2002. Collectively, the Reporting Persons beneficially own 5,154,527 shares of Common Stock, representing 43.2% of the outstanding shares of Common Stock.
     Mr. Greene expressly disclaims beneficial ownership of any shares other than the shares owned of record by him or Titus Greene & Co. Ltd. Partnership and, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 30,000 shares subject to acquisition by Mr. Greene within 60 days upon exercise of options held by him. The Biglari Affiliates expressly disclaim beneficial ownership of any shares other than 1,894,310 shares held in street name on behalf of the Lion Fund and, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, 10,000 shares subject to acquisition by Mr. Biglari within 60 days upon exercise of options held by him. Mr. Sedaghat expressly disclaims beneficial ownership of any shares other than 1,699,214 shares held in street name on behalf of Mr. Sedaghat. Mr. Dash is an investment advisor whose clients, as of March 8, 2006, have an aggregate of 540,003 shares of Common Stock (“Client Shares”) held in street name on their behalf. Mr. Dash expressly disclaims beneficial ownership of any shares other than 34,500 shares held in street name on behalf of Mr. Dash and the Client Shares. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than as set forth in this paragraph.
     Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of each Reporting Person.
Item 1. Security and Issuer.
     The class of equity securities to which this statement relates is the Common Stock of the Issuer. According to the Issuer’s Form 10-Q for the quarter ended September 30, 2005, the Issuer had 11,888,571 shares of Common Stock outstanding. The principal executive office of the Issuer is located at 317 Kimball Avenue, N.E., Roanoke, Virginia 24016.
Page 8 of 15 Pages

Item 2. Identity and Background.
     (a)-(c), (f)
     Biglari Affiliates. Mr. Biglari is the Chairman and Chief Executive Officer of BCC, an investment management firm that serves as the general partner to the Lion Fund. Mr. Biglari is on the Board of Directors of the Issuer. Phillip L. Coolley, Ph.D., a director of the Lion Fund, is also on the Board of Directors of the Issuer, but Mr. Coolley is not a member of the group represented by this Schedule 13D. The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes. On December 1, 2005, Mr. Biglari became a Director of the Issuer and member of its Board of Directors. The principal business address for the Biglari Affiliates is 9311 San Pedro Avenue, Suite 1440, San Antonio, Texas 78216.
     Mr. Sedaghat. Mr. Sedaghat is the Chief Executive Officer of PKG Group LLC whose principal business is cosmetics and packaging distribution. The principal business address for Mr. Sedaghat and PKG Group LLC is 9701 Wilshire Blvd., Suite 1110, Beverly Hills, California 90212.
     Mr. Dash. Mr. Dash is the President of Dash Acquisitions LLC whose principal business is investment advisory services. The principal business address for Mr. Dash and Dash Acquisitions LLC is 183 Rodeo Drive, Beverly Hills, California 90212.
     Mr. Greene. Mr. Greene is on the Board of Directors of the Issuer and otherwise pursues personal interests. The residential address of Mr. Greene is 2109 Windermere Lane, Shelby, North Carolina 28150.
     (d) and (e)
     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Biglari Affiliates. The total cost for the Common Stock that the Lion Fund, BCC and Mr. Biglari may be deemed to beneficially own is $1,599,372. The funds for the purchase of the Common Stock beneficially owned by the Lion Fund, BCC and Mr. Biglari with respect to which they share voting power came from the working capital of the Lion Fund. The Common Stock beneficially owned solely by Mr. Biglari was acquired as a result of options being issued by the Issuer. No consideration was exchanged for such options. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.
Page 9 of 15 Pages

     Mr. Sedaghat. Mr. Sedaghat has invested $1,379,385.70 in the Common Stock of the Issuer using his personal funds.
     Mr. Dash. Mr. Dash has invested $33,960 in 34,500 shares of the Common Stock using his personal funds. Mr. Dash has acquired 540,003 shares of Common Stock on behalf of his clients using funds maintained in the accounts of his respective clients.
     Mr. Greene. Mr. Greene has invested $946,500 in 946,500 shares of the Common Stock using his personal funds and funds of the Titus Greene & Co. Ltd. Partnership. No consideration was exchanged for shares acquired as a result of options being issued by the Issuer.
Item 4. Purpose of Transaction.
     Individually, each Reporting Person acquired and accumulated his shares over time as an investment or, in the case of the client accounts advised by Mr. Dash, an investment on behalf of such client accounts. The Reporting Persons do not have any current intention to acquire additional shares of Common Stock or dispose of shares currently owned. However, the Reporting Persons, or any of them, reserve the right to purchase additional shares of Common Stock from time to time, either in the open market, in privately negotiated transactions or from the Issuer. Any decision of the Reporting Persons to increase their holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on these and other considerations.
     The Reporting Persons intend to nominate a slate of directors (the “New Directors”) to be elected to the Board of Directors of the Issuer. The Reporting Persons also intend to reduce the size of the Board of Directors as legally permitted. The Reporting Persons by a vote of majority-in-interest among them, based on ownership of Common Stock, will decide the slate of New Directors to be proposed for election and the proposed size of the Board of Directors. The Reporting Persons may take any other action legally permitted in furtherance of these goals. To accomplish these goals, the Reporting Persons intend to seek the proxy or written consent of a legally sufficient number of shares of Common Stock to take the proposed corporate actions.
     In the event that the Reporting Persons are successful in electing the New Directors, they intend to seek reimbursement from the Issuer of their costs, including legal fees and related expenses.
     The consummation of any transaction could result in a change in control of the Issuer.
     Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in the matters listed in subsections (a) through (j) of Item 4 of the Schedule 13D.
Page 10 of 15 Pages

Item 5. Interest in Securities of the Issuer.
     (a) and (b)
     The aggregate number and percentage of shares of Common Stock held by the Reporting Persons collectively to which this statement relates is 5,154,527 shares, representing 43.2% of the sum of 11,888,571 shares of Common Stock outstanding as of November 14, 2005, as reported on the latest Form 10-Q of the Issuer and 40,000 shares of Common Stock subject to acquisition within 60 days by Messrs. Biglari and Greene upon the exercise of stock options.
     With respect to the beneficial ownership, voting power and disposition power of each Reporting Person, Items 7 through 13 of the applicable Cover Page of this Schedule 13D is incorporated herein.
     (c) Biglari Affiliates. The Biglari Affiliates have had no transactions in the Issuer’s securities, including the Issuer’s Common Stock, in the last 60 days.
          Mr. Sedaghat. Mr. Sedaghat has had no transactions in the Issuer’s securities, including the Issuer’s Common Stock, since the most recent filing on Schedule 13D by Mr. Sedaghat on January 27, 2006.
          Mr. Dash. Mr. Dash has had no transactions in the Issuer’s securities, including the Issuer’s Common Stock, since the most recent filing on Schedule 13D by Mr. Dash on January 27, 2006, other than the following transaction(s) in the Common Stock:

	Where and how
Date	effected	Amount of Securities	Price per share
1/30/06	Open Market Purchase	11,500*	$1.25
2/3/06	Open Market Purchase	5,000	$1.30
2/14/06	Open Market Purchase	5,000*	$1.18
2/14/06	Open Market Purchase	3,000*	$1.15
2/14/06	Open Market Purchase	1,936*	$1.26
2/15/06	Open Market Purchase	1,500*	$1.30
2/22/06	Open Market Purchase	3,000*	$1.28
2/22/06	Open Market Purchase	5,700*	$1.29
2/28/06	Open Market Purchase	2,500*	$1.30
2/28/06	Open Market Purchase	2,000*	$1.30
2/28/06	Open Market Purchase	2,128*	$1.30
3/1/06	Private Transaction	200,000*	$1.20

*	These shares were purchased by Mr. Dash, an investment advisor, on behalf of his clients, with funds maintained in the accounts of his respective clients.
Page 11 of 15 Pages

          Mr. Greene. Mr. Greene has had no transactions in the Issuer’s securities, including the Issuer’s Common Stock, in the last 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except for the Reporting Persons’ verbal agreement to work together as a group as discussed herein, a Stockholders Voting Agreement by and among Messrs. Biglari, Sedaghat, Dash and Greene (filed herewith), a Joint Filing Agreement by and among the Reporting Persons (filed herewith) and the familial relationship between Messrs. Sedaghat and Dash (brother-in-law of Mr. Sedaghat), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
Page 12 of 15 Pages

Item 7. Material to be Filed as Exhibits.
     The following additional documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement, dated as of March 9, 2006, by and among the Reporting Persons.
99.2	Stockholders Voting Agreement, dated as of March 9, 2006, by and among Messrs. Biglari, Sedaghat, Dash and Greene.

Page 13 of 15 Pages

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2006	THE LION FUND, L.P.
	By:	Biglari Capital Corp., General Partner

		By:	/s/ Sardar Biglari

Sardar Biglari, Chief Executive Officer

Date: March 9, 2006	BIGLARI CAPITAL CORP.

	By:	/s/ Sardar Biglari

Sardar Biglari, Chief Executive Officer

Date: March 9, 2006	/s/ Sardar Biglari

Sardar Biglari

Date: March 9, 2006	/s/ Shawn Sedaghat

Shawn Sedaghat

Date: March 9, 2006	/s/ Jonathan Dash

Jonathan Dash

Date: March 9, 2006	/s/ Titus W. Greene

Titus W. Greene
Page 14 of 15 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 99.1	Joint Filing Agreement, dated as of March 9, 2006, by and among the Reporting Persons.

Exhibit 99.2	Stockholders Voting Agreement, dated as of March 9, 2006, by and among Messrs. Biglari, Sedaghat, Dash and Greene.
Page 15 of 15 Pages